WES/WGP
Moderator: Jon VandenBrand
11-08-18/7:30 a.m. CT
Confirmation # 7072729

Western Gas Simplification Transaction and Strategic Acquisition Conference Call

Moderator:    Jon VandenBrand
November 8, 2018
7:30 a.m. CT

Operator:	This is Conference # 7072729

Operator:	Hello and welcome to today’s web cast. My name is (Brent) and I will be your event specialist today.

All lines have been placed on mute to prevent any background noise. Please note that today’s webcast is being recorded. During the presentation, we’ll have a question-and-answer session. To ask a question via the phone lines, simply press “star” followed by the number “one” on your telephone keypad. To withdraw your question, press the “pound” key.

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It is now my pleasure to turn today’s program over to Jon VandenBrand, director of IR. Jon, the floor is yours.

WES/WGP
Moderator: Jon VandenBrand
11-08-18/7:30 a.m. CT
Confirmation # 7072729

Jon VandenBrand:	Thank you. I’m glad you could join us today for Western Gas’ conference call to discuss the simplification transaction and the acquisition of strategic assets from Anadarko.

I’d like to remind you that today’s presentation contains forward-looking statements and certain non-gaap financial measures. The accompanying slide deck and this morning’s press release contain important disclaimers and disclosures on forward-looking statements. Please see the WES and WGP 10-Ks and other public filings for a description of the factors that could cause actual results to differ materially from what we discuss today. Those materials are all posted on the Western Gas website at www.westerngas.com.

Now I’d like to turn the call over to our CEO, Ben Fink. Ben.

Ben Fink:
Thank you Jon and welcome everyone. I’ve been with Western Gas for almost 10 years and I’ve never been so excited to come to work. Our announcement is the result of months of hard work by our team and our boards of directors. For those listening to today’s call, thank you for everything you did to make this happen and I believe you helped achieve something that we can all be proud of.

When we began planning these transactions, we had one goal in mind, to structure a deal where all unitholders were not only unharmed but truly benefited from the outcome. With this combination of simplification and a significantly accretive acquisition, I honestly believe that we have achieved our objective. Even though we were comfortably earning returns above our weighted average cost of capital, we are eliminating our IDRs, meaning that now our cost of capital is improved while our expected returns are unchanged.

No one will get a tax bill as a result of this deal and over the next three years, WES and WGP unit holders will all benefit from significant DCF per unit

WES/WGP
Moderator: Jon VandenBrand
11-08-18/7:30 a.m. CT
Confirmation # 7072729

accretion. Furthermore, in 2019, we expect that all unit holders will receive a full year distribution that will be greater than 2018’s.

Our pro forma capital structure will be simple and clean. Upon closing, we’ll have no private capital, no hybrid or convertible securities, or any other potential structural overhangs. And even though we’re converting our class C units a year early, thanks to our portfolio growth, we still expect to generate distribution coverage of no less than 1.2 times in 2019, and over 1.3 times in 2020 and 2021. As one of the largest MLPs we will still offer a rare combination of significant scale and cash flow growth.

Not everything will change as a result of this transaction. We will maintain our commitment to investment-grade ratings and we will continue to target long-term leverage below four times. Now that we will own virtually all their midstream assets, our alignment with Anadarko is as strong as ever and as we’ve said more than once, we believe they are the best, most supportive sponsor in the MLP space.

Now let’s get into the weeds. WGP has agreed to acquire substantially all of the limited partner interests in WES that it does not currently own in a unit for unit tax free exchange and Anadarko will retain a 2 percent interest in WES. WES will continue to exist as a private subsidiary of WGP and will remain the borrower for all existing and future debt. The exchange ratio of 1.525 represents a 7.6 percent premium over WES’s last closing price.

The Class C units will convert into WES common units on a 1 for 1 basis just prior to closing and will be acquired by WGP in the merger. While simplification in itself would be a positive outcome for many, we wanted to take it one step further in order to create something that’s attractive as possible. Therefore, we’re not only simplifying but also executing an

WES/WGP
Moderator: Jon VandenBrand
11-08-18/7:30 a.m. CT
Confirmation # 7072729

immediately accretive $4 billion dropdown of virtually all of Anadarko’s remaining midstream assets.

We expect these assets to generate 2019 adjusted EBITDA of approximately $420 million which includes an additional $40 million of G&A expense that will be allocated to us post closing. Half the consideration will be paid in cash and Anadarko will take back the other half in WES units. Anadarko will retain some of these units to keep a 2 percent stake in WES while the remainder of these newly-issued WES units will be converted into WGP units at no premium. To fund the cash portion, we have secured a commitment for a $2 billion dollar term loan facility.

We expect the simplification transaction and the acquisition to close simultaneously in the first quarter of 2019. Now let’s talk about what we’ll be acquiring. It’s a portfolio of high growth, well-positioned assets that are a perfect complement to our existing asset base. Approximately 95 percent of the portfolio’s adjusted EBITDA comes from the high growth DJ and Delaware Basins with the largest assets being the oil systems in the Delaware and DJ Basins as well as the produced water assets in the Delaware Basin.

We are fortunate to be able to acquire this package of high growth assets at an attractive multiple of 9.5 times 2019 estimated adjusted EBITDA. There are four points about this acquisition price that I feel are important to mention. First, when compared to the price levels at which similar assets in these basins have traded this year, this deal is extremely attractive.

Second, the growth profile of the acquired assets exceeds that of any previous dropdown in our history. Third, the resultant accretion from this deal is consistent with, if not better than many of our prior transactions and finally, it’s important to remember that this transaction’s multiple compares quite

WES/WGP
Moderator: Jon VandenBrand
11-08-18/7:30 a.m. CT
Confirmation # 7072729

favorably to the affective multiples that Anadarko previously received when it benefitted from the residual economics of the IDRs which will no longer exist.

These assets are supported by long-term fixed fee contracts with minimum volume commitments and cost of service agreements. Pro forma on a run-rate basis we expect that our gross margins will be 97 percent fee based and approximately 66 percent of the natural gas throughput and approximately 80 percent of the liquids throughput is supported by either MVCs with associated deficiency payments or cost of service agreements.

To summarize, getting these assets at this price under this structure is one of the reasons why today is such a good day. Assuming all assets are held for the full year, approximately 80 percent of our 2019 estimated adjusted EBITDA will come from the DJ and Delaware Basins and an additional 10 percent comes from our investments in long haul transportation and fractionation assets.

On the capital side, the DJ and Delaware Basins will continue to represent over 90 percent of our spending. We expect that our pre-acquisition assets will require approximately 40 percent less capital than what we spent in 2018. Above this amount, we’re assuming that we will exercise our option on the Red Bluff Express pipeline by the end of November.

Exercising this option will add approximately $110 million of incremental capital expenditures and we also anticipate that the newly acquired assets will require between $400 and $450 million of capital in 2019. This capital program will continue to expand what we believe is now the most comprehensive integrated, midstream platform in each basin. Earlier I mentioned our initial objective of structuring a transaction in which everyone is better off.

WES/WGP
Moderator: Jon VandenBrand
11-08-18/7:30 a.m. CT
Confirmation # 7072729

Slide 7 represents the framework under which we evaluate whether or not we succeeded. If each unit holder can say they are benefitting via growth, coverage and liquidity then personally, I think we’ve done our job.

First, whether you are a WES or a WGP unit holder we expect to deliver distribution growth to you in 2019, and as we all know that doesn’t always happen in simplification transactions.

Second, distribution coverage will not only be higher as a result of this transaction, but will be so even with a 0.1 times negative impact of the early (class of unit) conversion. Current plan is to run coverage at around 1.2 times in 2019, and we believe that the pro forma portfolio is capable of delivering 6 to 8 percent distribution growth in 2020 and 2021 while maintaining no less than 1.3 times coverage. This combination of growth and coverage would simply not have been possible pre-simplification.

Finally, I don’t think we should overlook the significantly increased liquidity of WGP post-closing. While there’s no way to predict average daily trading volume, we do know that a key driver of ADTV is the size of the public float and WGP’s is expected to more than quadruple as a result of this transaction. We believe that the increased float will better position WGP for investors who require a certain level of trading liquidity.

Of all the things that I’m excited about today -- and finally getting this deal done is one of them -- I think releasing our pro forma outlook for 2019 is what excites me the most. The midpoint of our adjusted EBITDA range of $1.8 to $1.9 billion is over 50 percent higher than our 2018 midpoint with over 20 percent growth generated organically.

Since the beginning of 2017 we have been strategically pulling capital forward with the goal of being in the enviable position that we’re in today --

WES/WGP
Moderator: Jon VandenBrand
11-08-18/7:30 a.m. CT
Confirmation # 7072729

strong cash flow growth and declining capital requirements that drive higher returns over time. Our leverage ratio will increase post-transaction and should be between 4 and 4.25 times by the end of 2019 with the explicit objective of returning to our historic range of 3.5 to 4 times in 2020. We believe this is achievable without any new equity issuances.

Finally after we close this transformational transaction, we believe that additional volumetric disclosure will better highlight the intrinsic growth in our portfolio. We will therefore provide quarterly geographic volume data for each of our key basins and we will also break out water volumes from our crude and NGL volumes in our operating data. We believe this additional clarity will be an important part of helping investors understand the key drivers of our success.

OK, it’s time to wrap up now. I hope that I’ve effectively communicated how thrilled we are to execute these transactions at a time when our business fundamentals are so strong.

With that, Operator, please open the line for questions.

Operator:	Thank you.

At this time I’d like to take any questions you might have for us today. To ask a question simply press "star" followed by the number "one" on your telephone keypad. Once again, that’s "star," "one" to ask a question. If you would like to withdraw your question, press the "pound" key. We’ll pause for just a moment to compile the Q&A roster.

Your first question comes from the line of Shneur Gershuni with UBS. Please go ahead.

Shneur Gershuni:	Hey, good morning, Ben.

WES/WGP
Moderator: Jon VandenBrand
11-08-18/7:30 a.m. CT
Confirmation # 7072729

Ben Fink:	Good morning.

Shneur Gershuni:	I’m sure you’re happy to not have to answer these questions on calls anymore.

Ben Fink:	(Maybe a little).

Shneur Gershuni:
Just starting off, I was wondering if we can talk about the growth potential of the new assets. When I look at your distribution growth guidance of 6 to 8 percent for 2020 and 2021 but you’re also having coverage growth as well, too, which suggests that there’s a stronger, underlying growth level.

I was just wondering if you can give us your thoughts around the legacy business as well as these new assets that are being acquired in terms of growth potential in ’20 and ’21?

Ben Fink:	Sure, Shneur, and thank you for the question.

The assets that we’re acquiring are perfectly overlapping with our current assets so the general trajectory is the same, but the acquired assets are far less mature and therefore higher growth because they’re newer, right? In the history of the system’s life it’s usually the gas assets you build first, then crude and order -- crude and water, excuse me. And so by definition they will be (long -- shorter along) in their life, and therefore higher growth.

And so since we’re bringing more of those newer crude and water assets in to the portfolio, it’s higher growth. I think when you see the S4 in a couple weeks, and you can actually see the cash flow growth of those assets, that’ll (bear) itself out nicely.

Shneur Gershuni:	OK, and just to clarify, so I am seeing it right though, that the base business is even growing faster than your guidance for the distribution growth; that’s the right way to read that?

WES/WGP
Moderator: Jon VandenBrand
11-08-18/7:30 a.m. CT
Confirmation # 7072729

Ben Fink:	That is the right way to read that. And obviously we’re trying to figure out the efficient frontier between growth and coverage.

Shneur Gershuni:	All right, perfect.

And just as a quick follow-up, you’d mentioned that there’s no backdoor cut to WES. Could we assume that there’ll be a simultaneous distribution increase upon transaction close just to make sure that that 2 percent accretion is not -- doesn’t (result in) even a modest cut for quarter, or how would that work?

Ben Fink:	No, I don’t think that would be a correct assumption.

I look at this the way I look at my personal portfolio which is am I -- is what I’m getting in 2019 greater, the same as or less (than in) 2018 as opposed to the individual quarters? And as we’ve said, we believe the 2019 full year will be above the 2018 full year and we think that’s rare in these type of deals, but there very well could be a quarter or two where you might see a dip before you get back to growth.

Shneur Gershuni:	That makes sense and it definitely is rare. Thank you for the feedback and color, and I’ll jump back in queue.

Ben Fink:	OK.

Operator:	Your next question comes from the line of Ross Payne with Wells Fargo. Please go ahead.

Ross Payne:	Ben, well done and nice structure here.

Given your size, I assume the rating agencies will look at WGP on a stand-alone basis as some of them have already been doing. But perhaps more

WES/WGP
Moderator: Jon VandenBrand
11-08-18/7:30 a.m. CT
Confirmation # 7072729

important, and I know you’re close to APC, can you speak to their long-term thoughts on their long-term plans on their ownership position?

Thanks.

Ben Fink:	Unfortunately I really can’t.

What I -- what I can say is that they’re in a highly liquid position -- that they were beforehand because of the capital discipline they’ve exercised and the fact that they have a budget that works at $50 oil. And so this obviously increases their liquidity, but I don’t see any near-term pressure to reduce that stake.

Ross Payne:	OK, that’s helpful. And no change on the (rating agency) outlooks and ratings from what I saw.

Thanks.

Ben Fink:	Thank you.

Operator:	Next question comes from the line of Jeremy Tonet with JPMorgan. Please go ahead.

Jeremy Tonet:	Good morning. Congratulations.

Ben Fink:	Thanks.

Jeremy Tonet:
Just want to go back to the drop here a little bit and (wanted to -- see for your) guidance for ’19, does that include a full-year of a drop or partial (year drop)? And then maybe just as far what that multiple could look like over time, if you expect kind of really rapid growth from these assets, if you could talk about that?

WES/WGP
Moderator: Jon VandenBrand
11-08-18/7:30 a.m. CT
Confirmation # 7072729

Ben Fink:	Yes, absolutely.

And you’ve been with us a little -- for a while, Jeremy, so you might remember the days of recasting. And so, even if we were to close this acquisition, say, February-March timeframe, when we report that, first quarter, it will show up as if we owned it for the full-year. And that’s what we’ve done for all of our 10 drops year-to-date. And so, when we talk about our outlook, we show it on a full-year (basis), even if it closes later in the year.

Let’s me just stop there and make sure that makes sense before I -- before I tackle the next one?

Jeremy Tonet:	So the 1819 is that effective recast?

Ben Fink:	That is effectively a full-year recast, correct.

Jeremy Tonet:	OK, thanks.

Ben Fink:	Remind me what your next question was?

Jeremy Tonet:	Just as far as where that multiple could go over time. As you’re spending more capital and those assets are growing, imagine that (95) could compress in the future?

Ben Fink:	Yes, I could see it being in the eight to eight and half range, and that’s inclusive of all CapEx in a couple years' time.

Jeremy Tonet:	Got you.

And just with that G&A, just a little housekeeping there, what’s the $40 million comprised of, I guess?

Ben Fink:	Just -- it’s just a step up.

WES/WGP
Moderator: Jon VandenBrand
11-08-18/7:30 a.m. CT
Confirmation # 7072729

The way to think about it is that, coming out of this transaction, Western Gas is effectively the midstream arm of Anadarko and therefore, there aren’t costs to allocate between the two different groups, Anadarko Midstream and Western Gas. And so since all Midstream costs to coming to WES, that results in a step up in G&A, but remember, that’s coming out of the purchase price.

Jeremy Tonet:	That’s very helpful.

I’ll hop back in the queue. Thank you.

Ben Fink:	Sure.

Operator:	Your next question comes from the line of (David Amos) with Heikkinen. Please go ahead.

(David Amos):	Morning, guys.

Ben, just wanted to get your high level viewpoints on the lowering of the cost of capital. It doesn’t sound like you’re going to lower your return threshold at all. So is the way to think about it that -- more just goes to the Western shareholders or unit holders? Or is there a third party business that you think you’ll be more competitive for going forward?

Ben Fink:	Thanks, (David).

And I want to be pretty clear about this. We have never lost a single piece of business or not be able to execute an acquisition because of cost of capital. All right? That is just -- that is just simply not the case. And so, this idea that we’re reducing cost of capital because we need to be more competitive is simply a false narrative. So by keeping our returns on change and lowering

WES/WGP
Moderator: Jon VandenBrand
11-08-18/7:30 a.m. CT
Confirmation # 7072729

our cash to capital, we expect that benefit to accrue to our shareholders -- our unit holders, excuse me.

(David Amos):	OK.

And then just thinking about longer term, the relationship with Anadarko, if you think other assets that they own, how does the negotiation now go with them for something like the PRB? If they were to go into the PRB with more activity, how would Western participate alongside it? Is there an official agreement is it more an (arms length) negotiation?

Ben Fink:	What I -- what I would say is it’s flexible.

Anadarko is our largest owner, by far, and therefore a highly supportive sponsor just like they’ve always been in the past. My default expectation on any new project -- and let me be very clear, PRB is not in our numbers in any way, that is a unsanctioned project as far as I’m concerned. But my default assumption is that, as Midstream spend is required, it would be done at the Western Gas level.

But if for some reason that we didn’t have the capacity to do it at WES, we can do what we’ve done in previous years and have Anadarko acquire that spend or implement that spend and then drop it to us later. So what I would say, it was flexible but our default assumption that it -- we would be the organic arm.

(David Amos):	Got it, thanks. That’s helpful.

And just one last one, if you could give us a little bit more color on the -- I think you said $400 to $450 million of new CapEx on the drop assets in ’19. What exactly is that?

WES/WGP
Moderator: Jon VandenBrand
11-08-18/7:30 a.m. CT
Confirmation # 7072729

Ben Fink:	Sure. I’ll let -- I'll let Jaime take that one.

Jaime Casas:
Yes. But that’s obviously going to be focused on the DJ and Delaware Basin. Again, that’s where all the EBITDA and cash flow’s coming from, and that’s where we’re making the significant investment, is in those two basins.

Ben Fink:	It’s just well connections and compression on the oil and water system.

(David Amos):	OK, thank you.

Operator:	Your next question comes from the line of (Tom Abrams). Please go ahead.

(Tom Abrams):	(Mine’s been answered), guys. Thanks a lot.

Ben Fink:	Sure thing, (Tom).

Operator:	Your next question comes from the line of (Salman Eckhal with Stifel). Please go ahead.

(Tim):	Hi, this is (Tim on for Salman). Thanks for taking our question. Congrats on the deal.

How should we think of capital thinking on the drop down asset in 2020 and beyond? And if you could kind of frame it for just the combined entity as a whole as well?

Ben Fink:
Yes, obviously we’re not -- we’re not giving formal guidance for 2020 and beyond. But I think the overall philosophy on the acquired assets exactly mirrors the base assets. And as I mentioned in the prepared remarks, what we’re doing with the base assets is pulling capital forward, so that we’re sizing pipes in the near-term so that we don’t have to loop them in the -- in the longer term which leads to more efficient returns in the future.

WES/WGP
Moderator: Jon VandenBrand
11-08-18/7:30 a.m. CT
Confirmation # 7072729

That’s what we did on the gas side and that’s exactly what Anadarko is doing on the oil and water side. So it should be the same dynamic of increasing cash flow growth with decreasing capital requirements.

(Tim):	OK, that makes sense.

And then is there any update on the Anadarko capital contributions? Do you anticipate the pro forma entity still receiving those or is that still in discussion?

Ben Fink:	Are you -- are you referring to the fixed price agreements?

(Tim):	Yes, they’re like $50 to $60 million per year. I think that Western …

Ben Fink:
... right. Yes, those expire at the end of this year. And I do not expect them being renewed going forward. Remember, those were -- those were out-of-market transactions that we put in place when the macro environment was very, very different, and we needed those to sustain our level of distribution growth. And that’s just simply not the case today.

Jaime Casas:
Yes. And we just -- on our point, we just want to be clear that, obviously, that -- those -- that cash flow is not in our base forecast that we have provided. And so, even without that additional DCF contribution, we still have very strong and robust 2019 outlook.

(Tim):	Got it.

And then just one more if you don’t mind? So we understand the 112 failed, but just wondering how you think this transaction? I mean I think the consensus thinks that there’s some kind of compromise that happens and how your cash flows are protected, I assume those (MVCs) look like they’re across

WES/WGP
Moderator: Jon VandenBrand
11-08-18/7:30 a.m. CT
Confirmation # 7072729

the board. But just how you thought about the -- a potential future outcome of a compromise with this dropdown?

Ben Fink:
Well, actually, coming out of this dropdown, on a pro forma basis, we’re actually slightly less exposed to the DJ than we were before the drop. But it doesn’t matter; it’s still one of our key basins, one of our key avenues of growth.

We’re obviously very fortunate that we’re not just the owner and operator of a DJ basin asset but one in which Anadarko is the -- is the producer because their economics have a significant uplift to every other producer to the mineral interest. And so, there’s greater economics at play.

In term of the broader situation, obviously we were happy to see the election result that enabled us to make today’s announcement. There’s going to be -- there’s going to be future engagement; this s very much the beginning. I think a two year cycle is no good for anyone. It’s not good for the Colorado economy; it’s not good for the business community. It doesn’t really help anyone. And so, I do see a commitment by industry to engage earlier and try to avoid this vicious two year cycle.

(Tim):	Got it. That’s all from us. Thank you.

Ben Fink:	Sure.

Operator:	Your next question comes from the line of Elvira Scotto with RBC Capital Markets. Please go ahead.

Elvira Scotto:	Hey, good morning. A couple of questions for me.

WES/WGP
Moderator: Jon VandenBrand
11-08-18/7:30 a.m. CT
Confirmation # 7072729

In terms of your growth CapEx looking 2019 and beyond, is the goal here to be equity self funding and how do you look at funding that growth CapEx? Is 50/50 debt equity? Any color there.

Ben Fink:
Yes, to be clear, we expect to be able to fund this capital program without the need for new equity issuance period. With the -- with the inherent growth in our portfolio, we believe we can do that and still maintain our historic target leverage ratio of 3.5 to four times going forward. It’ll be a little higher in 2019. As I mentioned we'll end 2019 probably in the 4 to 4.25 times but then after that, we should go back down to where we’ve always been and do so without equity.

Elvira Scotto:	Great, thanks.

And then just in terms of Anadarko’s ownership of WGP units. Is there a plan just to maintain that ownership or is that expected to come down over time?

Ben Fink:
I have no idea, to be quite honest. I think that might be a question for Anadarko IR’s group. What I can tell you is that they have been an extraordinarily supportive sponsor. And as you can see by looking a their balance sheet, they are a -- they are not -- they are not concerned with liquidity, shall we say. They’re a very liquid organization as you can see by their stock buybacks, dividend increases, et cetera.

And so there is a huge alignment of operations and whatever it is they do, I think they will be very focused on maximizing the value of this entity because it’s still one of the most valuable entities in their portfolio.

Elvira Scotto:	Got you. Great. That’s all I had. Thanks a lot, guys.

Operator:	Your next question comes from the line of (Spiro Dunes). Please go ahead.

WES/WGP
Moderator: Jon VandenBrand
11-08-18/7:30 a.m. CT
Confirmation # 7072729

(Spiro Dunes):	Hey, good morning and congrats.

First just one on the equity options that you guys have received from Anadarko in the past. It sounds like still very much aligned. We’re just curious if this changes your ability to more equity options go -- excuse me -- going forward?

Ben Fink:
No, nothing changes really. The MO if you will is exactly the same which is we have a sponsor that has the commercial wherewithal to use its leverage as a big customer to negotiate these options. And then they make their way down to Western Gas one way or another.

(Spiro Dunes):	Great.

And then just with respect to the timing, I guess we’re a bit surprised that you guys were able to get this done in 2018 a lot earlier than expected. But happened to notice that it comes right out their prop 12 was voted down. Just curious, was that a major factor in announcing the simplification?

Ben Fink:	We were unable to do so until that -- until that election result. I’ll just leave it at that.

(Spiro Dunes):	Yes. No, that makes sense. Quick housekeeping one, just to tack on to Elvira's question, is there any sort of lockup on the units that ABC will get as a result of this transaction?

Ben Fink:	No.

(Spiro Dunes):	No. Perfect. That’s it for me. Thanks, guys.

Operator:	Your next question comes from the line of Jeremy Tonet with JPMorgan. Please go ahead.

WES/WGP
Moderator: Jon VandenBrand
11-08-18/7:30 a.m. CT
Confirmation # 7072729

Jeremy Tonet:	Hi, thanks for the follow-up here. Just a real quick one.

I think when you guys were discussing what to do before, you were talking about the potential of C-corp conversion being in the mix of things. And I imagine that would’ve introduced the significant tax leakage across the board. So just was wondering if you had any thoughts to share there. And if at some point own the future, it seems like C-corp does provide benefits such as increased trading liquidity, is that something you could consider at later date?

Ben Fink:
Well, I mean you’re right, Jeremy, that as we spoke conceptually over the past year we talked about looking at all options and having a blank sheet of paper. And that we wouldn’t rule anything out when we -- when we began this process.

Obviously there is significant component of our investor base that has been with us for a long time. We’re over 10 years old and the idea of sticking them with a tax bill without liquidity is really unpalatable to us. And that was key to this decision. There are other decisions as well but we wanted to make sure all unit holders felt good about this deal and wanted to treat everyone right.

The flow -- the -- people often recognize that C-corps have a little more liquidity than MLPs. And that’s technically true but the key driver of liquidity is really float and not structure. And as I mentioned earlier, WGP’s float is going to more than quadruple. And so, between that liquidity benefit, between the ability to treat investors fairly and the fact that we always have the optionally at a later date if we choose to, we felt staying with an MLP is the right move right now.

Jeremy Tonet:	That’s very helpful. Thanks for your thoughts there.

Ben Fink:	Sure.

WES/WGP
Moderator: Jon VandenBrand
11-08-18/7:30 a.m. CT
Confirmation # 7072729

Operator:	Thank you.

We have no further questions in the queue at this time. I’d now like to turn the call back to management for final remarks.

Ben Fink:	Well, thanks for getting on the phone with us in short notice and pretty early. Obviously, we’re very excited and if you have any other questions, you know where to find us. Have a great day.

Operator:	To all our participants for joining us today, we hope you found this webcast presentation informative. This concludes our webcast. You may now disconnect. Have a great day.

END